SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 18, 2005

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated April 14, 2005 re: Partner Communications Announces a New Bank Credit Facility.

Partner Communications Announces a New Bank Credit Facility

Rosh Ha’ayin, Israel, April 14th, 2005 – Partner Communications Company Ltd. (NASDAQ, TASE: PTNR, London: PCCD) announced today that it entered into a new US$ 550 million bank credit facility, replacing its previous bank facility. The new facility includes a US$ 450 million term loan facility and a US$ 100 million revolving loan facility, both maturing in six years. Partner has the option, exercisable until September 1, 2005, to reduce the term facility to $150 million and change the maturity date for both facilities to September 1, 2009.

The principal purpose for entering into the new facility is to provide Partner with greater financial flexibility by adopting terms and conditions appropriate to its current business profile. The new credit facility is secured by a first ranking, floating charge on Partner’s assets, and those of its wholly-owned subsidiary. Bank Hapoalim B.M., Bank Leumi Le-Israel B.M., Israel Discount Bank Ltd. and United Mizrahi Bank Ltd. are participating in the facility, with Bank Hapoalim B.M. serving also as facility agent and Bank Leumi Le-Israel B.M. serving as coordinating agent.

Partner’s shareholders approved replacement of Partner’s existing bank facility with the new facility at an extraordinary meeting of shareholders held on April 12, 2005.

The conditions for Partner’s intended repurchase of shares from its founding Israeli shareholders, as previously announced, have now been met, and closing of the repurchase is expected to be completed during the coming week.

Commenting on the new facility, Mr. Alan Gelman, Partner’s Chief Financial Officer, said: “The new facility along with our successful NIS 2 billion bond offering, two weeks ago, provide us with the funding necessary to complete the repurchase transaction and the call of our $175 million 13% bonds callable on August 15, 2005. Our new debt structure makes more efficient use of our balance sheet, will reduce financial expenses and provides us the flexibility to maximize the returns to our shareholders.”

About Partner
Partner Communications Company Ltd. is a leading Israeli mobile communications operator providing GSM/GPRS/UMTS services and wire free applications under the preferred orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to 2.34 million subscribers in Israel. Partner subscribers can use roaming services in 154 destinations using 335 GSM networks. The Company launched its 3G service in 2004. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information: http://www.investors.partner.co.il

This release may contain forward-looking statements, which are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995, as amended to date. These forward-looking statements involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements contained herein. These factors which could cause actual results to differ materially, are discussed in more detail in Partner’s filings with the United States Securities and Exchange Commission (available at www.sec.gov) and other regulatory agencies.

Contact:
Mr. Alan Gelman		Dr. Dan Eldar
Chief Financial Officer		V.P. Carrier, International & Investor Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54-7814161
E-mail:	alan.gelman@orange.co.il	E-mail:	dan.eldar@orange.co.il

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: April 18, 2005